SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

CONTINUING CONNECTED TRANSACTIONS
VOTING RESULTS OF EXTRAORDINARY GENERAL MEETING

The Company is pleased to announce that, on 26 April 2006, the Company held the EGM at which the Ordinary Resolutions relating to the Transactions and the applicable Annual Caps as set out in the notice of the EGM were duly passed by way of poll by the Independent Shareholders.

This announcement is made further to the announcement dated 7 April 2006 made by the Company and the circular dated 10 April 2006 ("Circular") issued and sent by the Company to Shareholders in relation to the Transactions. Unless otherwise stated, terms defined in the Circular have the same meaning in this announcement.

Results of Extraordinary General Meeting held on 26 April 2006

The Company is pleased to announce that the Company held an extraordinary general meeting on 26 April 2006 (the "EGM"), at which the ordinary resolutions relating to the Transactions and the applicable Annual Caps (the "Ordinary Resolutions") as set out in the notice of the EGM were approved by the Independent Shareholders.

The Ordinary Resolutions were approved by way of poll. The vote-taking at the EGM was scrutinized by Computershare Hong Kong Investor Services Limited, the Company's branch share registrar. The poll results are summarized as follows:

	ORDINARY RESOLUTIONS	NUMBER OF VOTES (%)
		FOR	AGAINST
1.	Resolution No. 1 relating to the 2G Wholesale Mobile Services	294,857,000	67,220,000
	Agreement and the applicable Annual Caps	(81.4%)	(18.6%)
2.	Resolution No. 2 relating to the 3G Wholesale Mobile Services	294,857,000	67,220,000
	Agreement and the applicable Annual Caps	(81.4%)	(18.6%)
3.	Resolution No. 3 relating to the 2G Content Delivery Support	294,857,000	67,220,000
	Agreement and the applicable Annual Caps	(81.4%)	(18.6%)
4.	Resolution No. 4 relating to the 3G Content Delivery Support	294,858,000	67,220,000
	Agreement and the applicable Annual Caps	(81.4%)	(18.6%)
5.	Resolution No. 5 relating to the Distribution Agreement	294,857,000	67,221,000
	(Commission Based) and the applicable Annual Caps	(81.4%)	(18.6%)
6.	Resolution No. 6 relating to the Distribution Agreement	294,856,000	67,221,000
	(Pre-Paid) and the applicable Annual Caps	(81.4%)	(18.6%)
7.	Resolution No. 7 relating to the Sponsorship Program Agreement	294,856,000	67,221,000
	and the applicable Annual Caps	(81.4%)	(18.6%)
8.	Resolution No. 8 relating to the Distributorship Agreement for	294,857,000	67,220,000
	Blackberry and the applicable Annual Caps	(81.4%)	(18.6%)
9.	Resolution No. 9 relating to the Corporate Customer Mobile	294,857,000	67,221,000
	Services Agreement and the applicable Annual Caps	(81.4%)	(18.6%)
10.	Resolution No. 10 relating to the Agency Agreement and the	294,857,000	67,220,000
	applicable Annual Caps	(81.4%)	(18.6%)
11.	Resolution No. 11 relating to the Extended Deluxe Package	294,857,000	67,220,000
	Agreement for Interconnect Capacity (as amended) and the	(81.4%)	(18.6%)
	applicable Annual Caps

12.	Resolution No. 12 relating to the Flexible Bandwidth 1.5Mbps	294,858,000	67,220,000
	Service Agreement and the applicable Annual Caps	(81.4%)	(18.6%)
13.	Resolution No. 13 relating to the Video Link Circuit Agreement	294,856,000	67,221,000
	and the applicable Annual Caps	(81.4%)	(18.6%)
14.	Resolution No. 14 relating to the agreements for mobile	294,857,000	67,220,000
	interconnection, mobile number portability and local access	(81.4%)	(18.6%)
	services and the applicable Annual Caps
15.	Resolution No. 15 relating to the agreement for miscellaneous	294,856,000	67,221,000
	local telephone and/or data services and the applicable Annual	(81.4%)	(18.6%)
	Caps
16.	Resolution No. 16 relating to the Wholesale International	294,858,000	67,220,000
	Switched Service Provision Agreement and the applicable Annual	(81.4%)	(18.6%)
	Caps
17.	Resolution No. 17 relating to the Handset Procurement	294,857,000	67,220,000
	Agreement and the applicable Annual Caps	(81.4%)	(18.6%)
18.	Resolution No. 18 relating to the Mobile Network Management	294,857,000	67,220,000
	Services Agreement and the applicable Annual Caps	(81.4%)	(18.6%)
19.	Resolution No. 19 relating to the Contact Centre Services	294,857,000	67,221,000
	Agreement and the applicable Annual Caps	(81.4%)	(18.6%)
20.	Resolution No. 20 relating to the Agreements for IT Services and	294,857,000	67,220,000
	the applicable aggregate Annual Caps	(81.4%)	(18.6%)
21.	Resolution No. 21 relating to the letter of award for the design	294,855,000	67,220,000
	and build of a mobile switching centre at the Yau Tong exchange	(81.4%)	(18.6%)
	and the provision of the design and build of additional mobile
	switching centres and/or cell site services and the applicable
	Annual Caps
22.	Resolution No. 22 relating to the design and build of additional	294,857,000	67,220,000
	mobile switching centres and/or cell site services and the	(81.4%)	(18.6%)
	applicable Annual Caps
23.	Resolution No. 23 relating to the Billing Management Agreement	294,856,000	67,221,000
	and the applicable Annual Caps	(81.4%)	(18.6%)
24.	Resolution No. 24 relating to the Agreement for Provision of	294,857,000	67,220,000
	Property Management Services, Project Management Services	(81.4%)	(18.6%)
	and Lease Management Services and the applicable Annual Caps
25.	Resolution No. 25 relating to the Agreement for Delivery	294,856,000	67,221,000
	Services for Mobile Products and Materials and the applicable	(81.4%)	(18.6%)
	Annual Caps
26.	Resolution No. 26 relating to the Procurement Services	294,856,000	67,221,000
	Agreement and the applicable Annual Caps	(81.4%)	(18.6%)
27.	Resolution No. 27 relating to the Letter Agreement for the	294,857,000	67,220,000
	secondment of staff and the applicable Annual Caps	(81.4%)	(18.6%)
28.	Resolution No. 28 relating to the Content Management	294,857,000	67,220,000
	Agreement and the applicable Annual Caps	(81.4%)	(18.6%)
29.	Resolution No. 29 relating to the Licence Agreement for the	294,856,000	67,221,000
	provision of office space and the applicable Annual Caps	(81.4%)	(18.6%)
30.	Resolution No. 30 relating to the Yau Tong Offer Letter (as	294,856,000	67,221,000
	amended) and the Lai Chi Kok Offer Letter (as amended) and the	(81.4%)	(18.6%)
	applicable aggregate Annual Caps
31.	Resolution No. 31 relating to the licensing by the Group of	294,857,000	67,220,000
	further properties from the PCCW Group and the applicable	(81.4%)	(18.6%)
	aggregate Annual Caps
32.	Resolution No. 32 relating to the Corporate Services Agreement	294,857,000	67,221,000
	and the applicable Annual Caps	(81.4%)	(18.6%)

33.	Resolution No. 33 relating to any transfer of rights and	294,856,000	67,221,000
	obligations under an agreement from a member of the Group to	(81.4%)	(18.6%)
	another member of the Group or (as the case may be) from a
	member of the PCCW Group to another member of the PCCW
	Group

As at the date of the EGM, the total issued share capital of the Company was HK$299,000,000 divided into 2,990,000,000 Shares of HK$0.10 each in the capital of the Company. Under the Listing Rules and as disclosed in the Circular, PCCW Mobile and its associates, who are connected persons of the Company with a material interest in the Transaction, abstained from voting at the EGM on the Ordinary Resolutions, in respect of the Shares it holds representing approximately 79.35% of the current issued share capital of the Company. The total number of Shares entitling the Independent Shareholders to attend and vote for or against the Ordinary Resolutions at the EGM was 617,327,744 Shares, representing approximately 20.65% of the total current issued share capital of the Company.

By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

Hong Kong, 26 April 2006

As at the date of this announcement, the Directors are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man; Hui Hon Hing, Susanna

Independent Non-executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen